UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-12181

Protection One Alarm Monitoring, Inc.

(Exact name of registrant as specified in its charter)

1035 N. Third Street, Suite 101
Lawrence, Kansas 66044
(785) 856-5500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

12% Senior Secured Notes due 2011

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Protection One Alarm Monitoring, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PROTECTION ONE ALARM MONITORING, INC.

Date:	December 17, 2009	By:	/s/ J. Eric Griffin
Name: J. Eric Griffin
Title: Vice President, General Counsel and Secretary